UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 3)*

                              ROBERTSON CECO CORPORATION
                                   (Name of Issuer)

                       COMMON STOCK, $0.01 par value per share
                            (Title of Class of Securities)

                                     770 539 203
                                    (CUSIP Number)

                               Michael E. Heisley, Sr.
                               Heico Acquisitions, Inc.
       5600 Three First National Plaza, Chicago, Illinois  60602 (312) 419-8220
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                   January 3, 1996
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [   ].
     (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                     SCHEDULE 13D

     CUSIP No.  770 539 203
     _________________________________________________________________
     1    NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          MICHAEL E. HEISLEY, SR.
     _________________________________________________________________
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                         (b) /X/
     _________________________________________________________________
     3    SEC USE ONLY
     _________________________________________________________________
     4    SOURCE OF FUNDS*
          OO
     _________________________________________________________________
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
     _________________________________________________________________
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
     _________________________________________________________________
                          7   SOLE VOTING POWER
     NUMBER OF SHARES         4,334,460
       BENEFICIALLY      _______________________________________________________
        OWNED BY          8   SHARED VOTING POWER
          EACH                -0-
        REPORTING        _______________________________________________________
         PERSON           9   SOLE DISPOSITIVE POWER
          WITH                4,334,460
                         _______________________________________________________
                         10   SHARED DISPOSITIVE POWER
                              -0-
     _________________________________________________________________
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,334,460
     _________________________________________________________________
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                           / /
     _________________________________________________________________
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          26.7%
     _________________________________________________________________
     14   TYPE OF REPORTING PERSON*
          IN
     _________________________________________________________________
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     SCHEDULE 13D

     CUSIP No.  770 539 203
     _________________________________________________________________
     1    NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          HEICO ACQUISITIONS, INC.
     _________________________________________________________________
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                         (b) /X/
     _________________________________________________________________
     3    SEC USE ONLY
     _________________________________________________________________
     4    SOURCE OF FUNDS*
          OO
     _________________________________________________________________
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
     _________________________________________________________________
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          NEVADA
     _________________________________________________________________
                          7   SOLE VOTING POWER
     NUMBER OF SHARES         3,333,333
       BENEFICIALLY      _______________________________________________________
        OWNED BY          8   SHARED VOTING POWER
          EACH                -0-
        REPORTING        _______________________________________________________
         PERSON           9   SOLE DISPOSITIVE POWER
          WITH                3,333,333
                         _______________________________________________________
                         10   SHARED DISPOSITIVE POWER
                              -0-
     _________________________________________________________________
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,333,333
     _________________________________________________________________
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                           / /
     _________________________________________________________________
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.6%
     _________________________________________________________________
     14   TYPE OF REPORTING PERSON*
          CO
     _________________________________________________________________
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     SCHEDULE 13D

     CUSIP No.  770 539 203
     _________________________________________________________________
     1    NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          RBC HOLDINGS, L.P.
     _________________________________________________________________
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                         (b) /X/
     _________________________________________________________________
     3    SEC USE ONLY
     _________________________________________________________________
     4    SOURCE OF FUNDS*
          OO
     _________________________________________________________________
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
     _________________________________________________________________
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
     _________________________________________________________________
                          7   SOLE VOTING POWER
     NUMBER OF SHARES         3,333,333
       BENEFICIALLY      _______________________________________________________
        OWNED BY          8   SHARED VOTING POWER
          EACH                -0-
        REPORTING        _______________________________________________________
         PERSON           9   SOLE DISPOSITIVE POWER
          WITH                3,333,333
                         _______________________________________________________
                         10   SHARED DISPOSITIVE POWER
                              -0-
     _________________________________________________________________
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,333,333
     _________________________________________________________________
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                           / /
     _________________________________________________________________
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.6%
     _________________________________________________________________
     14   TYPE OF REPORTING PERSON*
          PN
     _________________________________________________________________
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     SCHEDULE 13D

     CUSIP No.  770 539 203
     _________________________________________________________________
     1    NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          PETTIBONE CORPORATION
     _________________________________________________________________
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                         (b) /X/
     _________________________________________________________________
     3    SEC USE ONLY
     _________________________________________________________________
     4    SOURCE OF FUNDS*
          WC, BK
     _________________________________________________________________
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
     _________________________________________________________________
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
     _________________________________________________________________
                          7   SOLE VOTING POWER
     NUMBER OF SHARES         1,000,000 shares
       BENEFICIALLY _______________________________________________________
        OWNED BY          8   SHARED VOTING POWER
          EACH                -0-
        REPORTING        _______________________________________________________
         PERSON           9   SOLE DISPOSITIVE POWER
          WITH                1,000,000 shares
                         _______________________________________________________
                         10   SHARED DISPOSITIVE POWER
                              -0-
     _________________________________________________________________
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
          1,000,000
     _________________________________________________________________
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                           / /
     _________________________________________________________________
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.2%
     _________________________________________________________________
     14   TYPE OF REPORTING PERSON*
          CO
     _________________________________________________________________
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   Amendment No. 3
                                          to
                                     Schedule 13D
                                          of
                              Heico Acquisitions, Inc.,
                                  RBC Holdings, L.P.
                               Michael E. Heisley, Sr.
                                         and
                                Pettibone Corporation

                                 with respect to the
                       Common Stock, par value $0.01 per share
                                          of
                              Robertson Ceco Corporation


               The information contained in the original Schedule 13D ("Original
     Schedule 13D") filed November 19, 1993 by Heico Acquisitions, Inc. ("Heico") and Michael E. Heisley, Sr. ("Heisley"), in the Amendment No. 1 to the Original Schedule 13D ("Amendment No. 1") filed December 14, 1993 by Heico, Heisley and RBC Holdings, a Delaware limited partnership ("RBC"), and in the Amendment No. 2 to the Original Schedule 13D dated November 20, 1995 by Heico, Heisley, RBC, Michael E. Heisley, Jr. and Emily Heisley Stoeckel is incorporated herein by reference.

     ITEM 1.  SECURITY AND ISSUER

               This Schedule 13D Amendment No. 3 relates to the Common Stock, par value $0.01 per share, (the "Common Stock") of Robertson Ceco Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 222 Berkeley Street, Boston, Massachusetts, 02116.

     ITEM 2.  IDENTITY AND BACKGROUND

               This Amendment No. 3 on Schedule 13D is filed on behalf of (i) RBC, (ii) Heico, (iii) Heisley and (iv) Pettibone Corporation, a Delaware corporation ("Pettibone"). Emily Heisley Stoeckel and Michael E. Heisley, Jr. (collectively the "Children") no longer own any Common Stock and therefore are no longer included in this Schedule 13D.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               On January 3, 1996, Pettibone acquired 500,000 shares from Michael E. Heisley, Jr. and 500,000 shares from Emily Heisley Stoeckel (the "Children") for an aggregate purchase price of $4,302,037.91. Pettibone financed its acquisition of the shares of Common Stock held by the Children with its line of credit with Bank of America Illinois. Each of the Children acquired 500,000 shares of Common Stock on November 20, 1995 from Foothill Capital Corporation and its affiliates.

     ITEM 4.  PURPOSE OF TRANSACTION

               On January 3, 1996, upon the expiration of the waiting period under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended, Pettibone acquired 500,000 shares from Emily Heisley Stoeckel and 500,000 shares from Michael E. Heisley, Jr. pursuant to an agreement dated November 20, 1995 whereby the Children agreed to sell all of their outstanding shares of Common Stock to Pettibone for $4.26 per share, plus interest at the rate payable by Heisley pursuant to the Demand Promissory Note (as defined in Amendment Number 2).

               Except as provided herein, RBC, Heico, Heisley and Pettibone have no current plans with respect to the disposition of the shares of Common Stock or the acquisition of additional shares of Common Stock. However, subject to their obligations under various loan agreements disclosed herein or in the Original 13D, Amendment Number 1 or Amendment Number 2, they may dispose of all or a portion of the Shares, if they determine at any time that such disposition may be made at prices and on terms and conditions they believe to be favorable, and they may acquire additional shares of Common Stock if they determine at any time that such shares are available at prices and on terms and conditions they believe to be favorable.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

               RBC (and Heisley and Heico, indirectly through RBC) owns 3,333,333 shares of Common Stock. Such shares represent 20.6% of the issued and outstanding shares of Common Stock (based on the number of shares of Common Stock issued and outstanding on October 31, 1995). RBC, Heico and Heisley have sole voting and dispositive power with respect to all of such Shares.

               Heisley also directly owns 1,127 shares of Common Stock, over which he has sole voting and dispositive power.

               Pettibone (and Heisley, indirectly through Pettibone) owns 1,000,000 shares of Common Stock, which represents 6.2% of the issued and outstanding Common Stock (based on the number of shares of Common Stock issued and outstanding on October 31, 1995). Heisley, as controlling partner of the sole stockholder of Pettibone and Chief Executive Officer of Pettibone, has sole voting and dispositive power.

               When the above shares are aggregated, RBC, Heico, Heisley and Pettibone collectively beneficially own 4,334,460 shares of Common Stock, which represents 26.7% of the issued and outstanding Common Stock (based on the number of shares of Common Stock issued and outstanding on October 31,
     1995).

               Neither of the Children own any shares of Common Stock.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               Except as described in Items 2, 3 and 4 above or stated in the Original Schedule 13D, Amendment No. 1 or Amendment No. 2, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among RBC, Heico, Heisley, Pettibone and the Children, or between them and any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loans or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

               1. Letter of Intent dated November 9, 1993 between Heico Acquisitions, Inc. and Robertson Ceco Corporation (previously filed with original Schedule 13D).

               2. Asset Purchase and Stock Subscription Agreement dated as of December 2, 1993 by and among Heico Acquisitions, Inc., Robertson Ceco Corporation and Robertson Espanola, S.A. (previously filed with Amendment No. 1).

               3. Registration Rights Agreement dated December 14, 1993 by and between RBC Holdings, L.P. and Robertson Ceco Corporation (previously filed with Amendment No. 1).

               4. Loan Agreement dated as of December 6, 1993 between Michael E. Heisley, Sr. and Gerald D. Hosier (previously filed with Amendment No. 1).

               5. Pledge Agreement dated as of December 6, 1993 by RBC Holdings, L.P. in favor of Gerald D. Hosier (previously filed with Amendment No. 1).

               6. Security Agreement dated December 6, 1993 by RBC Holdings, L.P. in favor of Gerald D. Hosier (previously filed with Amendment No. 1).

               7. Pledge Agreement dated December 6, 1993 by Heico Acquisitions, Inc. in favor of Gerald D. Hosier (previously filed with Amendment No. 1).

               8. Pledge Agreement dated December 6, 1993 by Michael E. Heisley, Sr. in favor of Gerald D. Hosier (previously filed with Amendment No. 1).

               9. Assignment of Note and Collateral Agreement dated December 6, 1993 between Michael E. Heisley, Sr. and Gerald D. Hosier (previously filed with Amendment No. 1).

               10. Promissory Note dated December 14, 1993 made by Heico Acquisitions, Inc., payable to Michael E. Heisley, Sr. (previously filed with Amendment No. 1).

               11. Promissory Note dated December 6, 1993 made by Michael E. Heisley, Sr. payable to Gerald D. Hosier (previously filed with Amendment No. 1).

               12. Stock Purchase Agreement dated November 20, 1995 among Michael E. Heisley, Jr., Emily Heisley Stoeckel and Foothill Capital Corporation and its affiliates (previously filed with Amendment No. 2).

               13. Stock Purchase Agreement dated November 20, 1995 among Michael E. Heisley, Jr., Emily Heisley Stoeckel and Pettibone Corporation (previously filed with Amendment No. 2).

               14. Demand Promissory Note dated November 20, 1995 in the amount of $4,260,000 made by Michael E. Heisley, Sr. payable to the order of Bank of America Illinois (previously filed with Amendment No. 2).

               15. Guaranty dated as of November 20, 1995 executed by Pettibone Corporation in favor of Bank of America Illinois (previously filed with Amendment No. 2).

               16. Promissory Note dated November 20, 1995 in the amount of $2,130,000 made by Emily Heisley Stoeckel payable to the order of Michael
     E. Heisley, Sr. (previously filed with Amendment No. 2).

               17. Promissory Note dated November 20, 1995 in the amount of $2,130,000 made by Michael E. Heisley, Jr. payable to the order of Michael
     E. Heisley, Sr. (previously filed with Amendment No. 2).



                                      SIGNATURE


               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:  January 8, 1996                  HEICO ACQUISITIONS, INC.
                                             for itself and as general partner
                                             of RBC Holdings, L.P.


                                             By:    /s/ Michael E. Heisley, Sr.
                                             Name:  Michael E. Heisley, Sr.
                                             Title:  Chief Executive Officer



                                             PETTIBONE CORPORATION
                                             By:     /s/ Larry W. Gies
                                             Name:   Larry W. Gies
                                             Title:  Vice President


                                             /s/ Michael E. Heisley, Sr.
                                             Michael E. Heisley, Sr.



                                  INDEX TO EXHIBITS



     Exhibit
     Number         Description of Document

     1. Letter of Intent dated November 9, 1993 between Heico Acquisitions, Inc. and Robertson Ceco Corporation (previously filed with original Schedule 13D).

     2. Asset Purchase and Stock Subscription Agreement dated as of December 2, 1993 by and among Heico Acquisitions, Inc., Robertson Ceco Corporation and Robertson Espanola, S.A. (previously filed with Amendment No. 1).

     3. Registration Rights Agreement dated December 14, 1993 by and between RBC Holdings, L.P. and Robertson Ceco Corporation (previously filed with Amendment No. 1).

     4.        Loan Agreement dated as of December 6, 1993 between Michael E.
               Heisley, Sr. and Gerald D. Hosier (previously filed with Amendment No. 1).

     5. Pledge Agreement dated as of December 6, 1993 by RBC Holdings, L.P. in favor of Gerald D. Hosier (previously filed with Amendment No. 1).

     6.        Security Agreement dated December 6, 1993 by RBC Holdings, L.P.
               in favor of Gerald D. Hosier (previously filed with Amendment No.
               1).

     7. Pledge Agreement dated December 6, 1993 by Heico Acquisitions, Inc. in favor of Gerald D. Hosier (previously filed with Amendment No. 1).

     8. Pledge Agreement dated December 6, 1993 by Michael E. Heisley, Sr. in favor of Gerald D. Hosier (previously filed with Amendment No. 1).

     9. Assignment of Note and Collateral Agreement dated December 6, 1993 between Michael E. Heisley, Sr. and Gerald D. Hosier (previously filed with Amendment No. 1).

     10. Promissory Note dated December 14, 1993 made by Heico Acquisitions, Inc., payable to Michael E. Heisley, Sr. (previously filed with Amendment No. 1).

     11. Promissory Note dated December 6, 1993 made by Michael E. Heisley, Sr. payable to Gerald D. Hosier (previously filed with Amendment No. 1).

     12. Stock Purchase Agreement dated November 20, 1995 among Michael E. Heisley, Jr., Emily Heisley Stoeckel and Foothill Capital Corporation and its affiliates (previously filed with Amendment No. 2).

     13. Stock Purchase Agreement dated November 20, 1995 among Michael E. Heisley, Jr., Emily Heisley Stoeckel and Pettibone Corporation (previously filed with Amendment No. 2).

     14. Demand Promissory Note dated November 20, 1995 in the amount of $4,260,000 made by Michael E. Heisley, Sr. payable to the order of Bank of America Illinois (previously filed with Amendment No. 2).

     15. Guaranty dated as of November 20, 1995 executed by Pettibone Corporation in favor of Bank of America Illinois (previously filed with Amendment No. 2).

     16. Promissory Note dated November 20, 1995 in the amount of $2,130,000 made by Emily Heisley Stoeckel payable to the order of Michael E. Heisley, Sr. (previously filed with Amendment No. 2).

     17. Promissory Note dated November 20, 1995 in the amount of $2,130,000 made by Michael E. Heisley, Jr. payable to the order of Michael E. Heisley, Sr. (previously filed with Amendment
               No. 2).